UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Xfone, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
98414Y109
(CUSIP Number)
Jeffrey S. Buschman, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	98414Y109

1.	NAMES OF REPORTING PERSONS: Richard L. Scott IRS Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		2,779,021

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,779,021

WITH:	10.	SHARED DISPOSITIVE POWER:

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,779,021

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.07%

14.	TYPE OF REPORTING PERSON:

IN

Item 1. Security and Issuer
Common Stock, $.001 par value (the “Common Stock”), of Xfone, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2506 Lakeland Drive, Suite 100, Flowood, MS 39232.
Item 2. Identity and Background
This statement is filed by Richard L. Scott (the “Reporting Person”).
The business address of the Reporting Person is 700 11th Street S, Suite 101, Naples, Florida 34102.
The Reporting Person is a private investor.
The Reporting Person has not been convicted in any criminal proceedings during the five years preceding the filing of this report.
During the five years preceding the filing of this report, the Reporting Person has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Person is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $6,094,999.21 to acquire 1,979,021 shares of Common Stock and a warrant to purchase 800,000 shares of Common stock at a price of $3.10 per share in private transactions (the “Warrant”). The Common Stock was purchased by a limited liability company controlled by the Reporting Person.
Item 4. Purpose of Transaction
The Reporting Person purchased the Common Stock in private transactions for general investment purposes. Consistent with such purposes, the Reporting Person may seek to engage in future discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to his investment in the Issuer. In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock of the Issuer or further investments in the Issuer. The Reporting Person intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.
Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the business or corporate structure of the Issuer, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer, (h) the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 Common Stock, or (j) or any action similar to the foregoing actions listed. The Reporting Person will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of the Common Stock or to sell part or all of his holdings of the Common Stock of the Issuer.
Item 5. Interest in Securities of the Issuer
The 1,979,021 shares of the Common Stock (together with the Warrant to purchase an additional 800,000 shares of Common Stock) owned by the Reporting Person constitute 15.07% of the outstanding Common Stock of the Issuer, based on (i) the outstanding shares of Issuer Common Stock set forth on the Issuer’s most recent Form 10-QSB and (ii) the 4,966,892 shares of Issuer Common Stock issued to the Reporting Person, certain shareholders of NTS Communication Inc., and certain investors affiliated with or who are customers of Gagnon Securities LLC, as described in the Issuer’s Current Report on Form 8-K dated February 26, 2008.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
The Reporting Person purchased the following shares of the Common Stock of the Issuer in a private transaction:

			Aggregate
Purchase Date	No. of Shares	Price Per Share	Consideration
1/3/2008	2,200	$3.0500	$6,710.00
1/4/2008	3,800	$3.0300	$11,514.00
1/15/2008	5,000	$3.0400	$15,200.00
1/17/2008	10,000	$3.0000	$30,000.00
1/18/2008	2,500	$2.9500	$7,375.00
1/22/2008	1,300	$2.8500	$3,705.00
1/23/2008	10,100	$2.8568	$28,853.68

			Aggregate
Purchase Date	No. of Shares	Price Per Share	Consideration
1/24/2008	6,600	$2.8621	$18,889.86
1/28/2008	505	$2.8500	$1,439.25
1/29/2008	2,400	$2.8400	$6,816.00
1/30/2008	5,400	$2.8500	$15,390.00
1/31/2008	1,300	$2.8262	$3,674.06
2/4/2008	1,000	$2.8800	$2,880.00
2/5/2008	4,500	$2.8451	$12,802.95
2/6/2008	900	$2.9150	$2,623.50
2/7/2008	2,000	$2.8895	$5,779.00
2/8/2008	600	$2.8750	$1,725.00
2/11/2008	4,500	$2.8998	$13,049.10
2/12/2008	1,800	$2.9000	$5,220.00
2/14/2008	7,022	$2.8880	$20,279.54
2/19/2008	2,534	$2.9766	$7,542.70
2/20/2008	360	$2.9800	$1,072.80
2/21/2008	2,700	$2.9659	$8,007.93
2/26/2008	1,600,000	$3.1000	$4,960,000.00
The Common Stock was purchased by XFN RLSI Investments, LLC, a member managed limited liability company of which Reporting Person is the controlling member.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On December 13, 2007, an entity controlled by Reporting Person, XFN RLSI Investments, LLC, entered into a Subscription Agreement with the Issuer whereby the Reporting Person purchased 800,000 Units, each of which consists of two shares of the Common Stock and one warrant to purchase one share of the Common Stock at a price of $6.20 per Unit, for a total subscription amount of $4,960,000. The warrant is exercisable for a period of five years from the issuance at an exercise price of $3.10 per share. The aggregate subscription amount to be received by the Issuer was held in escrow for the benefit of the Issuer pending the receipt by the Issuer of approvals from the American Stock Exchange and the Tel Aviv Stock Exchange for the listing of the shares (including those underlying the warrants), as well as the closing of the acquisition of NTS Communications, Inc., details of which were included in the Issuer’s Current Report on Form 8-K dated August 22, 2007. The closing of this transaction took place on February 26, 2008. The Agreements are attached as exhibits hereto.
Other than as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed As Exhibits

Exhibit 1	Form of Subscription Agreement entered into as of December 13, 2007, between XFN RLSI Investments, LLC and Xfone, Inc.

Exhibit 2	Form of Warrant

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 27, 2008	/s/ Richard L. Scott
Richard L. Scott